CHARLENE GRANT

Vice President, Counsel

Law Department

Phone: 949-219-7286

Fax: 949-219-3706

Charlene.Grant@pacificlife.com

May 22, 2015

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Select Exec Separate Account of Pacific Life Insurance Company
Initial Registration Statement on Form N-6 (Pacific Select VUL-Accumulation) File Nos. 333-202248, 811-05563

Dear Ms. Skeens:

On behalf of Pacific Life Insurance Company (“Pacific Life” or the “Company”), Separate Account A of Pacific Life (811-05563) (hereinafter collectively referred to as “Registrant”), set forth below are responses to Staff comments dated April 22, 2015, in connection with the above referenced Registration Statement on Form N-6, filed February 24, 2015. The changes made in connection with this response will be reflected in a Pre-Effective Amendment to the above referenced Registration Statement.

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.

Response: We hereby confirm that any missing information will be included and filed via a pre-effective amendment to the registration statements.

2. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

Response: We hereby confirm that the prospectus name (Pacific Select VUL-Accumulation) will continue to be the same as that associated with the EDGAR class identifier.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the policy or whether the company will be solely responsible for any benefits or features associated with the policy.

Response: We hereby confirm that there are no third party support agreements; the Company is primarily responsible for paying out any guarantees associated with this policy.

Ms. Skeens

May 22, 2015

4. Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: We will continue to review and revise the prospectuses to conform to Plain English requirements.

Cover Page

5. Please provide a complete list of each Variable Investment Option on the inside front cover. (Currently, the cover page states that this list is provided on the “next page,” but no such list is included.)

Response: The “next page” reference was made inadvertently. We have modified that sentence with the following:

“You will find a complete list of each Variable Investment Option in the YOUR INVESTMENT OPTIONS section.”

Risks of Your Policy

6. Indexed Interest Crediting Risk (p. 5): Please disclose the minimum Segment Guaranteed Interest. In addition, when discussing the interest rates associated with the indexed option, please clarify whether the rates are net of the Monthly Indexed Account charge.

Response: We have modified this section with the following disclosure:

“We credit interest daily to Accumulated Value in the Indexed Fixed Options at a guaranteed rate of 1.00% annually for both the 1-Year Indexed Account and the 1-Year High Par Indexed Account. (the Segment Guaranteed Interest). We also credit interest at Segment Maturity to Accumulated Value in the Indexed Fixed Options that is based in part on any positive change in the Index (the Segment Indexed Interest). If the underlying Index remains level or declines over a prolonged period of time and we have not credited Segment Indexed Interest, you may need to increase your premium payments to prevent the Policy from lapsing.

We assess a monthly Indexed Account Charge of 0.025% of the Indexed Accumulated Value. This charge is deducted from your policy’s Accumulated Value as part of the monthly deduction. The 1% Segment Guaranteed Rate does not reflect reductions as a result of Monthly Deductions or the Indexed Account Charge.”

7. Please consider consolidating the following risks: Costs of Managing Segment Indexed Interest and Change in Growth Cap.

Response: We respectfully decline to consolidate these two sections, but have swapped them so that the “Change in Growth Cap” risk is above the “Costs of Managing Segment Indexed Interest” risk. We believe this adds more clarity.

8. Change in Growth Cap (p. 6): Please explain the Growth Cap in this section.

Ms. Skeens

May 22, 2015

Response: We respectfully decline to explain the Growth Cap in this section since it is a defined term in the “Terms Used In This Prospectus” section.

Fee Tables

9. Please supplementally clarify the purpose of footnote 10 in the “Waiver of Charges Rider” fee table item. If the monthly Indexed Account charges mentioned in the footnote are not among the charges waived under this rider, please state this more clearly in the footnote, and also disclose this in the section of the prospectus discussing monthly Indexed Account charges.

Response: This footnote is intended to clarify that the Monthly Indexed Account charge effectively reduces the guaranteed segment interest rate credited in the Indexed Fixed Options. A reference to this footnote was inadvertently added on page 10 in the description of the “Amount Deducted” for the Waiver of Charges Rider. This reference will be changed to refer to footnote 8.

The following footnote will be added:

“Charge during Policy Year 1 is $0.07 per $1,000 of Net Amount At Risk8 for a male standard nonsmoker who is Age 45 at Policy issue3”

10. Please revise the third sentence of the narrative following the range of “Total Annual Fund Operating Expenses” to reflect the term of the waiver (i.e., for at least one year from the date of this prospectus).

Response: We respectfully decline to add a date as we believe that doing so will be misleading because some of the funds’ terms of waiver may extend one year beyond the date of this prospectus. We currently reference the following in bold in the last sentence of the second paragraph and have modified the disclosure as follows [new disclosure underlined for your reference]:

“See each Fund’s prospectus for complete information regarding operating expenses of that Fund and any waivers in effect for each particular Fund.”

Policy Benefits

11. Optional Riders and Benefits (p. 29): In this section and in the discussion of the S-ART Rider on pp. 30-31, please clarify the purpose of the rider and explain more clearly the difference between the S-ART Rider and the ART Rider. In addition, please make clear whether an investor may select both the S-ART and ART Riders.

Response: We have modified the above referenced sections with the following:

“Riders that provide Face Amount Coverage on the Insured (terms for these Riders are described below):

Annual Renewable Term Rider

Provides term insurance on the Insured and renews annually until the Policy terminates.

Scheduled Annual Renewable Term Rider

Provides for scheduled increases in term insurance on the Insured generally without the requirement of future medical underwriting and renews annually until the Policy terminates.”

Ms. Skeens

May 22, 2015

Under the Scheduled Annual Renewable Term Rider (S-ART) subsection we have added the following paragraph after the second paragraph:

“This Rider provides no term insurance at the time of policy issue. If you wish to have term insurance coverage at the time of policy issue, you must purchase another rider such as the Annual Renewable Term Rider (ART).”

We have also modified the bullet points at the end of this subsection with the following:

“This Rider is independent of the Annual Renewable Term Rider (ART) and may be included on a policy with or without the ART Rider.

This Rider differs from the ART rider in the following ways:

•	You may schedule Increases in Face Amount with this Rider
•	Increases in Face Amount for this Rider do not require additional medical underwriting after issue unless there is a requested change in the amount of scheduled increases
•	Increases in Face Amount for this Rider may only occur on policy anniversaries
•	COI rates and charges for this Rider currently differ from the COI rates and charges for the ART Rider.”

12. Benefit Distribution Rider (pp. 34-35):

a. Please explain more clearly in this section that there is no charge for this rider.

Response: We have modified the first paragraph of the Benefit Distribution Rider (BDR) subsection with the following:

“This Rider provides that all or a portion of the Policy’s Death Benefit Proceeds will be paid as a series of periodic payments. There is no separate charge included in the Monthly Deduction for this Rider. At the time of application, the policyholder must elect the following:”

b. Please disclose whether the “minimum amount requirements” described in the section discussing income benefit plans at page 78 also apply to this rider. If so, please describe these requirements.

Response: The “minimum amount requirements” described in the section discussing income benefit plans at page 78 do not apply to the BDR.

c. In the paragraph on page 34 beginning, “Each periodic payment is determined by multiplying the BDR Amount….”, please revise the disclosure to define the term “BDR Amount.” In addition, please clarify what will be shown in the Policy Specifications (e.g., the amount of the periodic payment, the BDR Amount, or some other value?)

Response: We have modified the above referenced paragraph in the Benefit Distribution Rider (BDR) subsection with the following:

“Each periodic payment is determined by multiplying the Benefit Distribution Amount by the Benefit Distribution Factor. We determine the Benefit Distribution Factor based upon the BDR Duration, the BDR Frequency, and a 2% interest rate as shown in your Policy Specifications.”

Ms. Skeens

May 22, 2015

d. On page 35, the prospectus notes that the 2% interest rate used by the rider “may be lower than the interest rate that could be used to calculate similar payments under one of our other options.” Please specify the “other options” to which this sentence refers. In addition, please consider including an example comparing the amount of payments under this rider with those under one of these other options.

Response: This product does not contractually provide for any other options. However, on a current basis, we make a variety of Income Benefit plans available.

The interest rate used to determine the benefit under any Income Benefit plan depends on the option offered and is subject to change frequently with economic conditions. We currently offer a range of options; some use interest rates above 2% and others use rates below 2%.

Because these options are not guaranteed to be available and the rates change frequently, we believe it may be misleading to include an example in the prospectus.

We have added the following sentence to the end of the above-referenced paragraph:

“You should contact us or your life insurance producer for more detailed information on other available income options.”

General Information About Your Policy

13. Income Benefit (p. 78):

a. Please disclose here whether any income benefit plans are currently offered under the contract. If so, please describe them here.

Response: There are no income benefit plans that are specified within this Policy.

b. Please explain the difference between an income benefit plan and the Benefit Distribution Rider.

Response:

Income benefit plans: Income Benefit plans can be used for any policy proceeds, including death benefit, surrender and withdrawal proceeds. The rates used to determine payments under any of the available Income Benefit plans will be quoted at the time of payment of proceeds. An Income Benefit plan may be changed at any time by the policy owner or the Beneficiary. Income Benefit plans have no impact on policy values. There are no fees associated with election of any of the available income benefit plans.

Benefit Distribution Rider: The Benefit Distribution Rider is a contractual optional benefit elected at Policy issue. It can only be changed if there is an increase in Base Face Amount. The Beneficiary cannot change the Benefit Distribution Rider. The Benefit Distribution Rider currently reduces the COI charge, which results in an increase in Policy value.

c. Please clarify how these income benefit plans work with the three existing Death Benefit Options.

Response: An Income Benefit plan can be used with any policy proceeds, including proceeds from death, withdrawal or surrender. The Death Benefit Proceeds are determined under the terms of the contract based in part on which the three Death Benefit Options in effect at the time of death. If an Income Benefit plan has been selected, the Death Benefit Proceeds are paid through under the provisions of the plan selected and the then-current rates in effect at the time of death.

Ms. Skeens

May 22, 2015

d. Please describe in more detail the “minimum amount requirements” that apply to income benefit plans.

Response: We currently have a $5,000 minimum requirement for proceeds paid through an Income Benefit plan. If the proceeds that are being received through an Income Benefit plan are not at least $5,000, then the proceeds must be received as a lump sum. This amount is not guaranteed and may be increased or decreased from time to time.

e. Please describe supplementally the types of income benefits that may be available under the policy. Please also explain supplementally whether these income benefits are part of the policy or whether they are distinct annuity contracts.

Response: The income benefits plans are distinct from the life insurance contract, are non-contractual, are not annuity contracts and are not filed with the states.

There are no Income Benefit plans specifically offered within the policy.

We currently offer a range of Income Benefit options, such as lifetime income with or without a certain period, joint and last survivor options, and funds left on deposit.

These options are not part of the policy. They are supplemental arrangements made with the Policy’s owner or beneficiary.

Powers of Attorney

14. Please include a power of attorney that specifically authorizes the filing of the current registration statement. At present, the registration statement incorporates by reference a power of attorney that does not cover this specific filing. See rule 483(b) under the Securities Act of 1933.

Response: We will include updated powers of attorney in a subsequent pre-effective amendment.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Ms. Skeens

May 22, 2015

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We will make the appropriate acknowledgments when a request for acceleration is made.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-7286. Thank you.

Sincerely,

/s/ CHARLENE GRANT

Charlene Grant